Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

February 18, 2004
Our ref. No. PI 033

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice Concerning Partial Sale of Hyundai Motor Company Shares**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

Translation of report filed with the Tokyo Stock Exchange on February 18, 2004

Notice Concerning Partial Sale of Hyundai Motor Company Shares

Mitsubishi Corporation has decided to sell the equivalent of a 1.05% equity stake in Hyundai Motor Company to Hyundai Mobis, a Hyundai Motor Group company. Mitsubishi Corporation presently holds a 2.1% equity interest in Hyundai Motor Company. Details of the decision made at a Board of Directors meeting today are as follows.

1. Reason and Background

Mitsubishi Corporation has been reviewing its asset held and reducing equity investments in publicly owned companies since it adopted mark-to-market accounting. The partial sale of our investment in Hyundai Motor Company is part of these efforts. Following discussions with the Hyundai Motor Group, Mitsubishi Corporation has decided to sell approximately half of its holdings to Hyundai Mobis, a core member of the Hyundai Motor Group.

2. Terms and Method of Sale, Value and Number of Shares

A block sale of shares on the over-the-counter Korea Stock Exchange.
No. of shares to be sold: 2,297,030
Total proceeds from shares to be sold: Approx. 109,109 million South Korean won (47,500 South Korean won per share)

3. Profile of Hyundai Motor Company

(1) Company Name
Hyundai Motor Company
(2) Head Office
231, Yangjae-dong, Seocho-gu, Seoul, Korea
(3) Chairman and CEO
Mong-Koo Chung
(4) Capital
1,476,454 million South Korean won (Approx. 147,645 million yen)

(5) Major Shareholders

Hyundai Mobis	13.18%
DaimlerChrysler	10.4%
Mong-Koo Chung	5.2%
INI Steel	4.8%

(6) Main Business
Production and sale of automobiles

4. Profile of Purchaser

(1) Company Name
Hyundai Mobis

(2) Head Office
140-2 Kye-dong, Chongro-gu, Seoul, Korea

(3) Chairman and CEO
Jeong-In Park

(4) Capital
426,035 million South Korean won (Approx. 42,603 million yen)

(5) Major Shareholders

Kia Motors	16.2%
Mong-Koo Chung	7.9%
INI Steel	6.4%

(6) Main Business
Production and sale of auto parts

5. Schedule

February 18, 2004	Board of Directors' resolution
Approx. February 20, 2004	Sale and purchase agreement (tentative)
February 2004	Completion of sale (tentative)

6. Effect on Earnings

At present, Mitsubishi Corporation estimates that the sale of these shares will result in gains of 6.8 billion yen and 6.5 billion yen on a non-consolidated basis and consolidated basis, respectively. However, these amounts may change due to exchange rate movements.

7. Effect on Earnings Forecast

There is no change to Mitsubishi Corporation's consolidated earnings forecast (U.S. GAAP) of 100 billion yen for the fiscal year ending March 31, 2004, which was announced on February 6, 2004, as a result of this transaction.

Mitsubishi Corporation uses consolidated results for management purposes, and does not disclose non-consolidated earnings forecasts.

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